Velocity Commercial Capital, Inc.

30699 Russell Ranch Road, Suite 295

Westlake Village, California 91362

December 1, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mailstop 4561

Washington, D.C. 20549

Attention: Sonia Gupta Barros

Re:	Velocity Commercial Capital, Inc.
Registration Statement on Form S-11
File No. 333-169071

Ladies and Gentlemen:

Velocity Commercial Capital, Inc., a Maryland corporation (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended, hereby requests to withdraw from registration the Registration Statement on Form S-11 (File No. 333-169071), including all exhibits thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 27, 2010 and amended on December 10, 2010, March 25, 2011 and May 13, 2011, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.

The Registration Statement is being withdrawn because a determination has been made not to proceed with the initial public offering of the Company’s common stock contemplated in the Registration Statement at this time. The Registration Statement was not declared effective by the Commission, and no securities of the Registrant were offered or sold pursuant to the Registration Statement.

Please provide a copy of the order granting withdrawal of the Registration Statement to Joseph H. Kaufman (fax: 212-455-2502) and Thomas A. Wuchenich (fax: 310-407-7502) of Simpson Thacher & Bartlett LLP, the Company’s counsel. If you have any questions regarding this request for withdrawal, please contact either Mr. Kaufman at (212) 455-2948 or Mr. Wuchenich at (310) 407-7505.

[Signature Page Follows]

Very truly yours,

VELOCITY COMMERCIAL CAPITAL, INC.

By:	/s/ Christopher D. Farrar
Name:	Christopher D. Farrar
Title:	Chief Executive Officer and President

[Signature Page to Withdrawal Request Letter]